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EX99.22 - PRESS RELEASE DATED MAR 31, 2005: MIV THERAPEUTICS BUILDS STRENGTH OF
          DRUG-DELIVERY TECHNOLOGIES PROGRAM WITH APPOINTMENT OF DR. DEAN-MO LUI AS CHIEF SCIENTIST


     INDUSTRY-RENOWNED SCIENTIST BRINGS EXTENSIVE LEADERSHIP IN DEVELOPMENT
                 OF ADVANCED BIOCERAMICS AND BIOMEDICAL INDUSTRY

VANCOUVER, B.C.--(BUSINESS WIRE)--March 29, 2005-- MIV Therapeutics, Inc. (OTCBB: MIVT) a developer of next-generation biocompatible stent coatings and drug delivery technologies, today announced the addition of Dr. Dean-Mo Liu, Ph.D., to the post of Chief Scientist, Drug Delivery Technologies. The announcement was made by Alan Lindsay, Chairman and CEO of MIVT.

Dr. Liu has achieved industry-wide distinction through his scientific research to develop novel bioceramics for biomedical applications. He has specialized in the creation of advanced synthesis methods for porous ceramics, and has pioneered new organic formulations for a range of biomedical and other scientific applications. His expertise will contribute to MIVT's product development initiatives centering on its proprietary biocompatible coating for drug-eluting cardiovascular stents and other implanted medical devices.

"The addition of Dr. Liu's talents to the MIVT team represents a truly unique opportunity to combine his experience as a leading innovator and scientist with the exceptional dedication and enthusiasm of our R&D teams at MIVT and at the University of British Columbia," said Mr. Lindsay. "While working at the University of British Columbia, Dr. Liu played a key role in developing one of the original patents for the Hydroxyapatite coating technologies to which MIVT holds exclusive rights. Most recently, Dr. Liu has been leading MIVT's research work in the development of next-generation drug-eluting coatings. We are excited with the breakthrough work performed by Dr. Liu, and we are looking forward to the development of these revolutionary technologies in the near future."

Dr. Liu also brings extensive industry experience. He has co-founded several joint ventures, including ApaMatrix Technologies Inc. in Canada, as well as Nanotrend Innovative Inc. and the Sinphar Phamaceutical Inc. Research & Development Center in Taiwan. He is also actively engaged as technical advisor to a number of high-technology organizations worldwide.

"I am thrilled with the opportunity to work with MIVT's R&D team on this exciting new project. MIVT's novel drug-eluting coating technologies are being developed with the clear objective to address important known limitations and weaknesses of existing polymer coatings," said Dr. Liu. "The Company's unique drug-eluting technology offers a desirable alternative to suit a variety of drugs in a broad range of potential applications on implantable medical devices. Our drug eluting system is expected to offer broad flexibility in the design of drug delivery profiles and enhanced biocompatibility. MIVT's novel solution can be used "as is" or combined with "passive" Hydroxyapatite coating technologies already developed by MIVT that has already demonstrated proven performance, long term durability and exceptional biocompatibility not matched by competitive coating technologies."

Dr. Lui's scientific career has included a wide number of publications and key research positions, including Research Assistant at the Department of Metals and Materials Engineering, University of British Columbia; Visiting Fellow at the Department of Materials Science and Engineering, University of Pennsylvania; Research Scientist at Materials Research Laboratories, Industrial Technology Research Institute, Taiwan, and at the Institute of Materials Science and Engineering, National Taiwan University. Dr. Liu's extensive list of achievements include authoring or direct contribution to 113 scientific publications, 26 conference papers, 8 patents and 3 scientific books.

Dr. Liu received earned a Ph.D at the Metals and Materials Engineering Department of the University of British Columbia. He received a Masters of Science degree in Materials Science and Engineering from Virginia Polytechnic Institute and State University, in Blacksburg, VA, and earned both a Bachelors and Masters of Science degrees in Chemical Engineering from Chung Yuan Christian University in Taiwan.

About MIV Therapeutics
----------------------

MIV Therapeutics is developing a next generation line of advanced biocompatible coatings for passive and drug-eluting application on cardiovascular stents and other implantable medical devices. MIVT's ultra-thin coating has been derived from a unique biocompatible material called Hydroxyapatite (HAp) that has been shown to significantly inhibit the body's inflammatory response and the problem of restenosis associated with implanted medical devices. Hydroxyapatite is a biocompatible and bioactive porous material that makes up the bone mineral and

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matrix of teeth. It is widely used as a bone substitute material and for coating implantable fixation devices in orthopedic, dental and other applications. MIVT reached a Collaborative Research Agreement (CRA) with the University of British Columbia received a research and development grant from the Natural Sciences and Engineering Research Council of Canada (NSERC) in 2002 for the additional development of Hydroxyapatite as a drug eluting coating. MIVT's ultra-thin coating formulation is designed primarily to protect surrounding tissue from the chemical interaction of metal stents. The Company has progressed to the next development stage, which is expected to finalize the drug-eluting research and development program. Recently MIVT received a Government grant for the research program titled "Development of Novel Drug Eluting Composite Coatings for Cardiovascular Stents" under the National Research Council - Industrial Research Assistance Program (NRC-IRAP). Under this sponsorship the Company will progress to the next development stage, which is expected to finalize the drug-eluting research and development program. For more information, please visit http://www.mivtherapeutics.com. To read or download MIV Therapeutics' Investor Fact Sheet, visit http://www.trilogy-capital.com/tcp/mivt/factsheet.html. To obtain daily and historical Company stock quote data, and recent Company news releases, visit http://www.trilogy-capital.com/tcp/html/mivt.htm.

Forward-Looking Statements
--------------------------

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements. Such statements are indicated by words or phrases such as "believe", "will", "breakthrough", "significant", "indicated", "feel", "revolutionary", "should", "ideal", "extremely" and "excited". These statements are made under "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those described in forward-looking statements and are subject to risks and uncertainties. See the Company's filings with the Securities and Exchange Commission including, without limitation, the Company's recent Form 10-K and Form 10-Qs, which identify specific factors that may cause actual results or events to differ materially from those described in the forward-looking statements.


CONTACT:

MIV Therapeutics Inc.
Investors:
Dan Savino, 800-221-5108 ext.16
Fax: 604-301-9546
dsavino@mivi.ca

or

Trilogy Capital Partners
Investors:
Paul Karon, 800-342-1467
paul@trilogy-capital.com

or

Product inquiries and business opportunities:
Arc Rajtar, 604-301-9545 ext.22
arajtar@mivi.ca